May 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Barbara C. Jacobs

Maryse Mills-Apenteng

Katherine Wray

Craig Wilson

Laura Veator

Re:                             TrueCar, Inc.

Registration Statement on Form S-1 (File No. 333-195036)

Ladies and Gentlemen:

As the managing underwriters of the proposed public offering of common stock of TrueCar, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on May 15, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s  Preliminary Prospectus dated May 5, 2014, beginning May 5, 2014 through the time of effectiveness:

Preliminary Prospectus dated May 5, 2014:

5,536 copies to 3,719 prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman, Sachs & Co.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Gregor Feige
Name: Gregor Feige
Title: Executive Director